Exhibit 97

INCENTIVE COMPENSATION RECOUPMENT POLICY

I.    Purpose

The Board of Directors (the “Board”) of Postal Realty Trust, Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to establish and enforce a culture of integrity and accountability. In accordance with the applicable rules of the New York Stock Exchange (the “NYSE Rules”) and Section 10D (“Section 10D”) and Rule 10D-1 (“Rule 10D-1”) of the Securities Exchange Act of 1934, as amended, the Board has adopted this Policy to provide for the recoupment, under the circumstances described below, of Incentive Compensation from Executive Officers (each as defined below).

II.    Effective Date

This Policy shall apply to Incentive Compensation that is Received (as defined below) by an Executive Officer (i) on or after October 2, 2023, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive Compensation, (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Recoupment Period (as defined below).

III.    Scope of Coverage

“Executive Officer” shall mean any current or former executive officer of the Company as determined by the Board in accordance with Section 10D, at any time during the performance period relating to the applicable Incentive Compensation.

“Incentive Compensation” shall mean all cash compensation or equity-based compensation that is granted, earned or vested based in whole or in part on the achievement of a “financial reporting measure” by the Company. “Financial reporting measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures, and stock price and total shareholder return measures. A “financial reporting measure” need not be presented in the Company’s financial statements or included in a filing with the Securities and Exchange Commission. For the avoidance of doubt, Incentive Compensation does not include any of the following: (i) annual base salary, (ii) compensation that is awarded based solely on service (e.g., a time-vesting equity award), (iii) bonuses paid solely in the discretion of the Corporate Governance and Compensation Committee of the Board (the “Committee”), or (iv) compensation that is awarded based on subjective standards, strategic or operational measures.

“Received” shall mean the deemed receipt of Incentive Compensation. Incentive Compensation is deemed received for purposes of this Policy in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period.

“Recoupment Period” shall mean the three (3) completed fiscal year period preceding the date of a Triggering Event, and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three (3) completed fiscal years.

“Triggering Event” shall mean the earlier to occur of a decision by (A) the Audit Committee of the Board to effect an accounting restatement of the Company’s previously published financial statements caused by material non-compliance by the Company with any applicable financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement), or (B) a court, regulator or other legally authorized body to direct the Company to prepare an accounting restatement as described in clause (A). For the avoidance of doubt, Triggering Event does not include any restatement required due to changes in accounting rules or standards or changes in applicable law, including as a result of: (i) retrospective application of a change in accounting principles; (ii) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) retrospective reclassification due to a discontinued operation; (iv) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; (v) retrospective adjustment to provisional amounts in connection with a prior business combination; or (vi) retrospective revision for stock splits.

IV.    Application of the Policy

Following a Triggering Event, in accordance with NYSE Rules and Rule 10D-1, the Company will promptly recoup from any Executive Officer any Incentive Compensation paid or granted during the Recoupment Period that was in excess of what would have been paid or granted to such Executive Officer after giving effect, as applicable, to the accounting restatement that resulted from the Triggering Event, as determined by the Board.

For Incentive Compensation based on stock price or total shareholder return measures where recoupment amount is not subject to mathematical recalculation directly from the information in the applicable accounting restatement, the amount that may be forfeited and/or reimbursed to the Company shall be determined by the Board based on its reasonable estimate of the effect of the Triggering Event on the stock price or total shareholder return on which the Incentive Compensation was received. The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation as required to the NYSE.

Misconduct on the part of any Executive Officer is not required for recoupment of Incentive Compensation under this Policy. Recoupment of Incentive Compensation pursuant to this Policy shall not in any way limit or affect the rights of the Company to pursue disciplinary, legal or other action or pursue any other remedies available to it. The Company will not be bound by the Recoupment Period in the event of fraud or intentional misconduct.

V.    Administration

This Policy shall be administered by the Board, which may delegate its powers and authority with respect to this Policy to the Committee. The interpretation and construction by the Board or the Committee of any provision of this Policy or any acknowledgment and agreement shall be final, binding and conclusive. The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with the NYSE Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or NYSE promulgated or issued in connection therewith.

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 and Section 303A.14 of the NYSE Listed Company Manual. If the Committee determines to enforce recoupment, (i) the Committee shall provide the Executive Officer written notice of its intent to recoup Incentive Compensation under this Policy, along with the timeline within which the Executive Officer must respond, (ii) to the extent the Executive Officer does not intend to comply with such recoupment efforts, the Executive Officer must respond to the Committee in writing detailing the reasons why non-compliance is warranted and such response must be provided to the Committee within 15 business days from the Executive Officer’s receipt of the Committee’s initial notice, and (iii) if the Committee disagrees with the Executive Officer’s assertions, then the Committee must respond to the Executive Officer in writing detailing such reasons within the 15 business days from the Executive Officer’s receipt of the Executive Officer’s written response.

The Committee will determine, in its sole discretion, the method for recouping the erroneously awarded Incentive Compensation pursuant to this Policy, and subject to the requirement that recovery be made reasonably promptly, the Committee will determine the appropriate means of recovery, which may vary, without limitation, between Executive Officers or based on the nature of the applicable Incentive Compensation, and which may involve, without limitation: establishing a deferred repayment plan or set-off against current or future compensation otherwise payable to the Executive Officer; cancelling outstanding vested or unvested equity awards made to the Executive Officer; and taking any other remedial and recovery action permitted by law, as determined by the Committee.

Notwithstanding the terms of the Company’s bylaws or charter or any indemnification agreement between the Company and any Executive Officer, in no event shall the Company indemnify any Executive Officer against any loss of compensation under this Policy or any claims relating to the Company’s enforcement of its rights under this Policy.

This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.